

Mail Stop 4628

June 8, 2018

Stephen Chazen
Chief Executive Officer
TPG Pace Energy Holdings Corp.
301 Commerce Street, Suite 3300
Fort Worth, TX 76102

> **Re: TPG Pace Energy Holdings Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 10, 2018**
> **File No. 1-38083**

Dear Mr. Chazen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Summary of the Proxy Statement, page 16

Business Overview, page 16

1.   Please provide supplemental support for the analysis attributed to RS Energy Group here and on page 19 about the break-even prices for the Karnes County Lower Eagle Ford and Austin Chalk formations.

Business Strategies, page 18

2.   You disclose that Enervest is one of the lowest cost operations in South Texas and has a track record of excellent new well results and operational efficiency. In terms of Enervest, we also note that in 2006 Enervest created "EV Energy Partners, L.P." (EVEP), a public master limited partnership that in part had assets in South Texas, and which we note entered bankruptcy on April 2, 2018 in the U.S. Bankruptcy Court

for the District of Delaware. Please explain how EVEP, Enervest and the Karnes County Contributors and the Giddings Sellers are related, if at all, and consider disclosing at the appropriate place Enervest's experience with EVEP and its recent bankruptcy.

3.   Please reconcile your disclosure that at closing you expect to have approximately $550 million in liquidity with the condition to closing that you have at least $610 million in "available cash."

4.   Please revise to substantiate your statement on page 19 that many companies with operations in South Texas view their assets as non-core and that your competitors do not allocate adequate capital to development in the region.

Non-GAAP Financial Measure, page 21

5.   In reconciling Adjusted EBITDAX, the most directly comparable GAAP measure differs between your presentations on pages 21 and 43. Revise for consistency so that the reconciliation begins with the most appropriate directly comparable GAAP measure as required by Item 10(e)(i)(B) of Regulation S-K.

Summary Historical Reserve Data of the Target Assets, page 23

6.   We note your disclosure here and beginning on page 201 under the section entitled "Information about the Target Assets" of the estimated net proved reserves of the Target Assets as of December 31, 2017 that reflects TGPE's one year PUD development plan as well as the Sellers' five year development plan. Your disclosure explains that the change in development plans reflects TPGE's intention to focus on near-term development of PUD reserves following consummation of the business combination.

Question 131.04 in the Compliance and Disclosure Interpretations relating to the definition undeveloped oil and gas reserves clarifies that a company needs to have adopted a development plan with respect to the reserves to justify recognition of those reserves. Refer to the definition of undeveloped oil and gas reserves in Rule 4-10(a)(31)(ii) of Regulation S-X and tell us why you believe that it is appropriate to present the Sellers' reserves information under Item 1202(a)(2) and reserve sensitivity under Item 1202(b) of Regulation S-K as of a date that does not reflect these requirements.

Organizational Structure, page 34

7.   We note that TPG Pace Energy Operating LLC, one of your subsidiaries, has entered into a debt commitment letter pursuant to which the lenders and other financial institutions party thereto have committed to provide it with the RBL Facility and the Senior Bridge Facility to partly finance the cash portion of the consideration for the business combination. Considering as such, please include "TPG Pace Energy Operating LLC" in your diagram.

Accounting Treatment, page 36

8.   As it relates to the proposed acquisitions, we note your conclusion that TPG Pace Energy Holdings Corp. ("TPGE") is the accounting acquirer. Provide us with your complete analysis pursuant to FASB ASC 805-10-55-10 through 55-13 in support of the conclusion that TPGE is the accounting acquirer. Your response should analyze the relative voting rights in the combined entity, with consideration given to minimum and maximum redemption scenarios and how you have grouped the various investors identified on pages ix and x.

Risk Factors, page 45

9.   We note that 80% voting interest of the public stockholders does not apply with respect to the Director Election Proposal and that pursuant to your charter, only holders of your Class F common stock will be entitled to vote on the Director Election Proposal. Please revise to include a risk factor describing the attendant risks to remaining shareholders of this charter provision.

A significant portion of our total outstanding shares are restricted from immediate sale but may be sold into the market in the near future, page 75

10.   In connection with the closing of the business combination, we note that you will enter into a registration rights agreement with certain "Holders" which include your Sponsor and the Karnes County Contributors to register for resale under the Securities Act all or a portion of the Class A Common Stock that the Holders hold as of the date of such agreement and that they may acquire thereafter, including the stock consideration that the Karnes County Contributors will receive in connection with the business combination. Please revise to disclose the approximate number of shares which will be subject to the registration rights agreement and describe the attendant dilutive effect of future resale in the near future.

Unaudited Pro Forma Condensed Combined Consolidated Financial Information of TPGE, page 81

11.   Disclosure on page 82 indicates that the "Illustrative Redemption" presents a pro forma scenario assuming 13 million shares of your Class A Common Stock are redeemed. Revise to explain why you believe this scenario is the most meaningful and how you determined this in light of disclosure per page 10 that you have no specified maximum redemption threshold.

Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, page 86

Note 1. Basis of Pro Forma Presentation, page 86

12.   Given that certain of the financial statements presented in the pro forma information
       are abbreviated, include additional disclosure that explains that the pro forma
       condensed combined consolidated statement of operations is not indicative of
       operations going forward because it necessarily excludes various operating expenses.

Note 2. Pro Forma Adjustments and Assumptions, page 87

Pro Forma Adjustments to the Statements of Operations, page 87

13.   Expand the note to pro forma adjustment (f) to separately quantify each adjustment.

14.   Revise pro forma adjustment (i) to explain whether the effective interest rate of 5.5%
       on the senior notes you intend to issue is based on a current interest rate or a rate for
       which you have a commitment. Also, revise the disclosure quantifying the impact of
       a change in interest rate to show the effect of a 1/8 percent variance in interest rates.

15.   Tell us why no effects of the Tax Cuts and Jobs Act have been reflected in your pro
       forma statement of operations as part of pro forma adjustment (j).

Pro Forma Adjustments to the Balance Sheet, page 88

16.   Provide us with an explanation of the components of the pro forma deferred tax asset
       resulting from the transactions proposed in your proxy as described in pro forma
       adjustment (h). Also, explain your conclusion that it is more likely than not that a
       portion or all of this deferred tax asset will not be realized.

Note 4. Supplementary Disclosure of Oil and Natural Gas Operations, page 92

Oil and Natural Gas Reserve Quantities, page 92

17.   In addition to the pro forma proved reserve information provided, present reserve
       balances based on your development plan following the consummation of the
       proposed business combination.

18.   Expand your disclosure of the changes in the net quantities of total proved reserves to
       include an appropriate narrative explanation of the significant changes related to each
       line item other than production. Refer to FASB ASC 932-235-50-5.

Standardized Measure of Discounted Future Net Cash Flows, page 93

19.   Revise your presentation to separately present pro forma future production costs and
       future development expenditures consistent with FASB ASC 932-235-50-31b.

Proposal No.1 – The Business Combination Proposal, page 103

Related Agreements, page 129

Pace LLC Agreement, page 130

20.   Please tell us what consideration you gave to attaching the Pace LLC Agreement in the proxy statement, considering that the company will operate its business through Pace LLC. We further note that in the event that the Karnes County Contributors elect to receive shares of Class B Common Stock, they will also receive an equal number of Pace LLC Units, which shall be redeemable for shares of Class A Common Stock following the Closing in accordance with the terms of the Pace LLC Agreement.

Background of the Business Combination, page 135

21.   Please disclose whether Stephen Chazen approached John Walker, the Chief Executive Officer of EV Ltd., in August 2017 regarding a business combination transaction.

22.   On January 5, 2018, you disclose that TPGE distributed a revised term sheet to Enervest, which in part contemplated that the parties would enter into a services agreement. Please disclose how the material terms of this related agreement were negotiated and the final terms agreed. Please also disclose when other related party agreements, such as the stockholder agreement, were first considered and ultimately the material terms negotiated. In terms of the stockholder agreement, for instance, disclose how the ownership percentages corresponding to the ability to nominate directors were negotiated.

23.   Please disclose how TGPE determined its financial valuation for the Giddings and Karnes County assets as reflected in the initial offer made on January 28, 2018.

24.   On February 16, 2018, we note you disclose that Gibson Dunn provided an initial draft of the Ironwood MIPA. Please disclose when the Ironwood transaction was first discussed and how the final terms of this transaction were negotiated.

25.   You disclose that on February 20, 2018 representatives of your sponsor noted that a PIPE investment would be an attractive financing option in addition to the planned debt financing. Please elaborate on how the PIPE financing and debt financing evolved thereafter.

Information about the Target Assets, page 201

Estimated Proved Reserves, page 206

Development of Proved Undeveloped Reserves, page 208

26.   The explanation of the changes due to revisions in the previous estimates of your reserves appears to identify one primary factor as the cause. Expand your disclosure to separately identify and quantify each individual factor, including offsetting factors, that contributed to the change so that the change in net reserves between periods is fully explained. The disclosure of revisions in the previous estimates of reserves in particular should identify such factors as changes caused by commodity prices, operating conditions, well performance, unsuccessful and/or uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to Item 1203(b) of Regulation S-K. This comment also applies to the disclosure of revisions in the previous estimates of your total proved reserves in each instance as presented throughout the Proxy Statement. Refer to FASB ASC 932-235-50-5.

27.   Expand your disclosure to discuss the progress and investments, including the capital expenditures, made during the year to convert proved undeveloped reserves to proved developed reserves. Refer to Item 1203(c) of Regulation S-K.

Index to Consolidated Financial Statements, page F-1

Combined Financial Statements as of and for the Years Ended December 31, 2017 and 2016 and for the Period from September 30, 2015 (Date of Inception) to December 31, 2015 for Karnes County Business, page F-32

Independent Auditors' Report, page F-34

28.   As you have identified the Karnes County Business as your predecessor for financial reporting purposes, please obtain and file an audit report from your independent accountant that complies with the standards of the Public Company Accounting Oversight Board.

Notes to Combined Financial Statements

Supplemental Oil and Gas Information (Unaudited), page F-51

Oil and Natural Gas Reserve Quantities, page F-52

29.   There appears to be a lack of correlation between the summation of the individual changes relating to the revisions of previous estimates for the period ending December 31, 2017 and the overall change for the line item. Revise your disclosure to resolve the apparent inconsistency or tell us why a revision is not necessary. This comment also applies to the disclosure relating to the revisions of previous estimates

provided on page F-64 for the period ending December 31, 2017 and on page F-65 for the period ending December 31, 2016.

Giddings Assets

Notes to Statements of Revenue and Direct Operating Expenses, page F-61

Supplemental Oil and Gas Information (Unaudited), page F-63

30.   Expand your tabular disclosure of proved reserves to additionally provide the net quantities, by individual product type, of proved developed and proved undeveloped reserves at the beginning of each of the periods presented, e.g. as of December 31, 2014. Refer to FASB ASC 932-235-50-4. This comment also applies to the disclosure on pages F-89 and F-107 for the period beginning December 31, 2014.

31.   Expand the discussion accompanying the presentation of the standardized measure to clarify that future cash flows take into account the estimated abandonment costs. If the abandonment costs have not been included, tell us why a revision in the estimated future net cash flows in not necessary. This comment also applies to the disclosure on pages F-73 and F-116.

Annex K

32.   Obtain and file a revised reserve report that clarifies the nature of the costs identified as "Miscellaneous Expense 1" and "Other Deductions."

33.   The reserves report refers to additional supplemental information, e.g. Table I, Table II and Summary Plots, that is not included with the report. Please obtain and file a revised report to include the referenced supplemental information. Alternatively, remove the reference if you do not intend to include this supplemental information.

Preliminary Proxy Card

34.   In Q&A on page 3, you disclose that various proposals are conditioned on the approval of other matters. However, the conditional nature of any proposal is not clear in the proxy card as filed. Accordingly, please revise the proxy card to clarify whether the approval of certain proposals are conditioned upon the approval of other proposals. See Rule 14a-4(a)(3) of Regulation 14A.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jennifer O'Brien at (202) 551- 3721 or Ethan Horowitz, Accounting Branch Chief, at (202) 551- 3311 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Kevin Dougherty at

(202) 551-3271 or Loan Lauren P. Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

John Reynolds
Assistant Director
Office of Natural Resources